July 20, 2012

Mr. Mark P. Shulman

United States Securities and Exchange Commission

Washington, DC 20549-5546

Re: WTTJ, Inc.

Registration Statement on Form S-1

Filed May 7, 2012

File No. 333-181197

Dear Mr. Shulman,

Please see the answers to your comments below.

General

1. On either the inside front or outside back cover page of the prospectus, provide a reasonably detailed table of contents to the prospectus. See Item 502 of Regulation S-K. Your revised prospectus should be paginated to correspond with the table of contents.

2. With each amended filing file a marked copy showing changes from the previously filed document. Such marked copies are required by Regulation S-T and should conform to the provisions of Rule 310 of that regulation. Marked copies that show changes within paragraphs help expedite our review.

We have revised our document to include a table of contents and page numbers.  We have included a marked copy as well showing the changes from previously filed disclosure.

Prospectus Cover Page

Move the statement that you are an emerging growth company from the corporate background section of the summary to the prospectus cover page.

We have revised our disclosure to state that we are an emerging growth company on the cover page.

4.

We refer to prior comment 3. Revise your document throughout to describe concisely the nature of the market that must exist for your shares before at-market sales may be effected by means of the prospectus. In particular, state that shares must be quoted on the OTCBB or admitted to a registered national stock exchange prior to at-market priced sales of your shares.

We have added the statement that our shares must be quoted on the OTCBB or admitted to a national stock exchange prior to any at the market priced sales.

Risk Factors

General

5. Each risk factor caption should be separately and prominently set forth from the paragraph discussing the business conditions and resulting risk.

We have done so in the updated disclosure.

“We are an emerging growth company‟ and we cannot be certain if the reduced disclosure...”

Provide additional background needed to assess the risks relating to your status as an emerging growth company. In discussing the events that may lead to the termination of your status as an emerging growth company, summarize in this paragraph all of the events that will lead to the loss of your status as an emerging growth company.

We have added a summary of events that could lead to the loss of emerging growth company status.

“We are not required to conduct an evaluation of the effectiveness of our internal controls at this time and have not done so....”

6.

Please revise the text of this risk factor to indicate that you will not be required to provide management‟s report on the effectiveness of your internal controls over financial reporting until your second annual report.

We have indicate that we will not be required to provide management’s report on internal controls over financial reporting until the second annual report.

Selling Shareholders

7.

You continue to indicate on your registration facing page and in most of your document that the selling shareholders are offering 154,000 shares of common stock. However, your revised selling shareholder now indicates that the total number of shares offered by the selling shareholders is 151,000. Please reconcile the disclosure concerning the number of offered shares.

We have revised the selling shareholder table to the correct number of 154,000 shares.

Signatures

8. Revise so that the language immediately preceding the signature of the registrant is identical to the text in Form S-1. Language certifying that the company has “reasonable grounds to believe that it meets the requirements” of the form is not part of the specified preamble to the signature block, and it should be removed.

We have deleted the phrase “reasonable grounds”

Comments 9 and 10 have been revised in the disclosure to reflect the requests of your letter of July 13, 2012.

Thank you for your help with our filing.

Sincerely.

WTTJ Corp.s

s/peter klamka

Peter Klamka

President